SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Business Objects S.A.
(Name of Subject Company (Issuer))
SAP France S.A.
a wholly owned subsidiary of SAP AG
SAP AG
(Offerors)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
Ordinary Shares, €0.10 nominal value per share
and
American Depositary Shares, each
representing one Ordinary Share
(Title of Class of Securities)
F12338 103
12328X 107
(CUSIP Number of Class of Securities)
Michael Junge
General Counsel
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
+49 6227 74 7474
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
A. Peter Harwich
Eric S. Shube
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
USA
+1 212 610 6300
CALCULATION OF FILING FEE:

Transaction valuation*	Amount of filing fee**
$3,953,271,351	$121,365

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $121,365	Filing Party: SAP France S.A.
Form or Registration No.: Schedule TO	Date Filed: December 4, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated on the basis of (i) the offer price of (a) €42.00 for each of the 26,075,669 ADSs outstanding; (b) €42.00 for each of the 37,537,988 ordinary shares held by U.S. holders within the meaning of Rule 14d-1(d) under the Exchange Act; (c) €22.55 for each of the 45,000 2003 warrants held by U.S. holders; (d) €24.96 for each of the 135,000 2004 warrants held by U.S. holders; (e) €18.87 for each of the 90,000 2005 warrants held by U.S. holders; (f) €19.69 for each of the 45,000 2006 warrants held by U.S. holders; and (g) €12.01 for each of the 120,000 2007 warrants held by U.S. holders and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in € as certified for customs purposes by the Federal Reserve Bank of New York on November 28, 2007) of $1.4750 for one euro. The number of ADSs is based on information contained in Business Objects S.A.’s Form 10-Q for the quarterly period ended September 30, 2007, filed with the SEC on November 8, 2007 (the “10-Q”). The number of ordinary shares held by U.S. holders is calculated by (a) multiplying (i) 97,867,164 ordinary shares, which is the number of outstanding shares as set forth in the 10-Q, by (ii) 65%, which is the highest historical percentage of ordinary shares (including ordinary shares underlying ADSs) held by U.S. holders of which Business Objects S.A. is aware, and then (b) subtracting from the resulting product 26,075,669, which is the number of ADSs outstanding as set forth in the 10-Q. The number of warrants held by U.S. holders is based on information contained in a warrant register provided to the Offeror by Business Objects S.A. Based upon the information provided to the Offeror by Business Objects S.A., there are no ORNANEs held by U.S. holders and, accordingly, no fee is being paid with respect to the offer for ORNANEs.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for the fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation.

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO, as amended (the “Schedule TO”) initially filed with the Securities and Exchange Commission on December 4, 2007, which relates to the offer by SAP France S.A., a société anonyme organized under the laws of the Republic of France (“SAP France”) and a wholly-owned subsidiary of SAP AG, a stock company organized under the laws of the Federal Republic of Germany (“SAP AG”), to purchase all outstanding ordinary shares, nominal value €0.10 per share (the “Shares”), of Business Objects S.A., a société anonyme organized under the laws of the Republic of France (“Business Objects”), including ordinary shares represented by American Depositary Shares (“ADSs”), as well as the outstanding warrants to acquire Shares (“Warrants”) and convertible bonds convertible or exchangeable into new or existing Shares (“ORNANEs,” and together with the Shares, ADSs and Warrants, “Securities”), issued by Business Objects through concurrent offers in the United States (the “U.S. Offer”) and in France (the “French Offer” and together with the U.S. Offer, the “Offers”). In the U.S. Offer, Offeror is seeking to acquire all outstanding Shares, Warrants and ORNANEs held by U.S. holders (within the meaning of Rule 14d-1(d) of the Securities and Exchange Act of 1934, as amended) and all outstanding ADSs wherever the holder is located, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated December 4, 2007 (the “U.S. Offer to Purchase”), the related ADS Letter of Transmittal (the “ADS Letter of Transmittal”) and the Forms of Acceptance (the “ Forms of Acceptance”). This Amendment is being filed on behalf of SAP France and SAP AG. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO.
ITEM 1. SUMMARY TERM SHEET.
     Item 1 is amended and supplemented to include the following information:
     On January 15, 2008, SAP France, SAP AG and Business Objects issued a press release announcing the results of the Offers. SAP France has accepted all Securities tendered in the U.S. Offer. SAP France also announced that it is providing a subsequent offering period in connection with the U.S. Offer that will commence at 9:00 a.m. New York City time on January 16, 2008 and will expire at 5:00 p.m. New York City time on January 29, 2008. During the subsequent offering period all ADSs and all Shares and ORNANEs held by U.S. residents may be tendered on the same terms as those of the U.S. Offer. ADSs, Shares and ORNANEs tendered during the subsequent offering period will be immediately accepted and promptly paid for as they are tendered and may not be withdrawn. Payment for Securities tendered during the subsequent offering period will be made as follows:
•	the U.S. dollar equivalent of €42.00 net per ADS (as determined using the euro foreign exchange reference rate published by the European Central Bank on or about 2:15 p.m. (CET), or 8:15 a.m (EST), on the business day following each tender of ADSs);

•	€42.00 net per ordinary share; and

•	€50.65 net per ORNANE, excluding the January 1, 2008 coupon.
     In each case, the consideration will be paid in cash, without interest, less any relevant withholding taxes. All outstanding Warrants were tendered during the initial offering period.
     A copy of the joint press release is attached as Exhibit (a)(5)(iii) and is incorporated herein by this reference.
ITEM 4. TERMS OF THE TRANSACTION.
     Item 4 is amended and supplemented to include the information set forth above under Item 1, which is incorporated in this Item 4 by reference.
ITEM 12. EXHIBITS.
     Item 12 is amended and supplemented to include the following exhibit:
(a)(5)(iii) Joint Press Release issued by SAP France, SAP AG and Business Objects on January 15, 2008.

SIGNATURE
     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 15, 2008 that the information set forth in this statement is true, complete and correct.

SAP FRANCE S.A.
By:	/s/ JOCHEN SCHOLTEN
	Name:	Jochen Scholten
	Title:	Authorized Signatory

SAP AG
By:	/s/ WERNER BRANDT
	Name:	Werner Brandt
	Title:	Chief Financial Officer

By:	/s/ MICHAEL JUNGE
	Name:	Michael Junge
	Title:	General Counsel

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	U.S. Offer to Purchase dated December 4, 2007.*

(a)(1)(ii)	ADS Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (ADSs).*

(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vi)	Form of Acceptance for Shares.*

(a)(1)(vii)	Form of Acceptance for ORNANEs.*

(a)(1)(viii)	Form of Acceptance for Warrants.*

(a)(1)(ix)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Shares and ORNANEs).*

(a)(5)(i)	Summary advertisement published December 4, 2007.*

(a)(5)(ii)	Press release issued by SAP AG on December 4, 2007.*

(a)(5)(iii)	Joint press release issued by SAP France, SAP AG and Business Objects on January 15, 2008.

(b)	Accession and Restatement Agreement dated as of November 30, 2007, by and among SAP AG, Deutsche Bank AG, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, Paris Branch and Certain Financial Institutions.*

(d)(1)	Tender Offer Agreement dated as of October 7, 2007, between SAP AG and Business Objects.*

(d)(2)	Assignment and Assumption Agreement dated as of October 22, 2007, between SAP AG and SAP France.*

(d)(3)	Amendment No. 1 to Tender Offer Agreement dated as of December 3, 2007, by and among SAP AG, SAP France and Business Objects.*

(d)(4)	Confidentiality Agreement entered into on September 8, 2007, by and between SAP AG and Business Objects.*

(g)	None.

(h)	None.

*	Previously filed on Schedule TO dated December 4, 2007.

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